

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Joshua Ballard
Chief Executive Officer
USA Rare Earth, Inc.
100 W Airport Road
Stillwater, OK 74075

Joshua Ballard
Chief Executive Officer
USA Rare Earth, LLC
100 W Airport Road
Stillwater, Oklahoma 74075

> **Re: USA Rare Earth, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 24, 2025**
> **File No. 333-283181**

Dear Joshua Ballard and Joshua Ballard:

We have reviewed your post-effective amendment and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed March 24, 2025
Exhibits

1. Please obtain and file an updated legality opinion that opines as to the securities of the successor Delaware corporation, USA Rare Earth, Inc. or New USARE. Refer generally to Securities Act Rule 414(d).

General

2.   Please update your registration statement to include audited financial statements for the fiscal year ended December 31, 2024 and revise your disclosure to reflect any material changes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation